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                                                            SEC FILE NUMBER

                                                             CUSIP NUMBER
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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:      November 30, 1999
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  Staff Builders, Inc.
                            --------------------------------------------------
    Former name if applicable
                              ------------------------------------------------

------------------------------------------------------------------------------

    Address of principal executive office (Street and number)
                                                              ----------------
       1983 Marcus Avenue
------------------------------------------------------------------------------

    City, state and zip code   Lake Success, NY 11042
                             -------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a)  The reasons described in reasonable detail in Part III of this form
[X]      could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to timely file its quarterly report on Form 10Q for the nine months ended November 30, 1999 without unreasonable effort or expense as a result of a relocation of its corporate headquarters from Atlanta to New York in December 1999, a sale of its subsidiary (Chelsea Computer Consultants) and a spin-off of another subsidiary (Tender Loving Care Health Care Services Inc.) Accordingly, the additional time is requested to compile all information necessary to accurately complete its Form 10Q. As a result, the Registrant is filing this notification and will file its Form 10Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.

                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

      Joseph Murphy                           516               750-1666
--------------------------------------------------------------------------------
     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in results of operations for Staff Builders, Inc. will be reported as compared to the corresponding period for the last fiscal year due to the spin-off of Staff Builders, Inc.'s home health care business. The supplemental staffing business will remain with Staff Builders, Inc. Accordingly, the results of operations for the home health care business will be reported in a separate filing on Form 10Q for "Tender Loving Care Health Care Services, Inc." ("TLC"). TLC filed a Registration Statement on Form 10, which registered the shares of TLC to be issued in the spin-off. As a result of this spin-off, the Registrant will reflect a change in the reporting entity and restate the comparable prior period(s) to exclude the home health care business for the current and comparable prior periods ended November 30, 1999 and November 30, 1998.

                              Staff Builders, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 12, 2000        By:  Joseph Murphy
     --------------------         ---------------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2